Exhibit 99.1

Wearable Devices Receives U.S. Patent Grant for Biometric User Authentication in Gesture and Voice-Controlled Interface Device

New continuation patent protects the ability to authenticate users from their unique biological signals, unlocking secure payments, user detection, and authorized actions

Yokneam Illit, Israel, Aug. 11, 2026 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) (“Wearable Devices” or the “Company”), a technology growth company specializing in artificial intelligence (“AI”)-powered touchless sensing wearables, today announced that the United States Patent and Trademark Office (USPTO) has granted a new continuation patent in its foundational patent family titled “Gesture and Voice-Controlled Interface Device.”

This continuation patent significantly strengthens the Company’s intellectual property portfolio by covering technologies relating to authentication of users based on combined gesture and unique biological signals. The granted claims cover a gesture interface device and method that combine gesture sensors with biopotential sensors to record neural signals when the device is worn. The processor analyzes sensed gestures against a personalized gesture signature and builds a gesture metric space that clusters gestures of the same user while separating different users, enabling highly accurate user verification.

The technology described in the granted claims may enable powerful new use cases such as secure payments, user detection, and authorization of sensitive actions, providing a seamless, secure, and intuitive layer of biometric protection on top of the Company’s hybrid voice-and-gesture control platform.

“Receiving this patent grant marks a major milestone in our journey to make neural interfaces truly secure and personal,” said Guy Wagner, President and Chief Scientific Officer of Wearable Devices. “The granted claims cover the combination of gesture recognition with unique biopotential signals to verify that a gesture was performed by a specific person. We believe this patented approach could become a key feature in future wearables - enabling not only gesture control, but also user authentication, and positions Wearable Devices’ patent portfolio at the forefront of the next generation of human-computer interaction.”

This latest patent grant continues Wearable Devices’ IP strategy, further solidifying its leadership in AI-powered neural input wearables and creating additional barriers to entry for competitors in the rapidly growing human-computer interaction market.

About Wearable Devices

Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) is a growth company pioneering human-computer interaction through its AI-powered neural input touchless technology. Leveraging proprietary sensors, software, and advanced AI algorithms, the Company’s consumer products - the Mudra Band and Mudra Link - are defining the neural input category both for wrist-worn devices and for brain-computer interfaces. These products enable touch-free, intuitive control of digital devices using gestures across multiple operating systems.

Operating through a dual-channel model of direct-to-consumer sales and enterprise licensing and collaborations, Wearable Devices empowers consumers with stylish, functional wearables for enhanced experiences in gaming, productivity, and extended reality (“XR”). In the business sector, the Company provides enterprise partners with advanced input solutions for immersive and interactive environments, from augmented reality/virtual reality/XR to smart environments. By setting the standard for neural input in the XR ecosystem, Wearable Devices is shaping the future of seamless, natural user experiences across some of the world’s fastest-growing tech markets. The newly launched ai6 Labs ecosystem accelerates this vision by integrating research, products, and AI breakthroughs. Wearable Devices’ ordinary shares and warrants trade on the Nasdaq Capital Market under the symbols “WLDS” and “WLDSW,” respectively.

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss the expected benefits of the allowed patent application, the potential applications of the technology, and the Company’s future growth and market opportunities. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2025, filed on March 12, 2026 and our other filings with the Securities and Exchange Commission. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty

IR@wearabledevices.co.il